Burnet,
Duckworth
& Palmer LLP
Law Firm



Reply to: Keith A. Greenfield
Direct Phone: **(403) 260-0309**
Direct Fax: **(403) 260-0330**
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: **(403) 260-0119**
Our File: 58383-7

Via Courier

May 13, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.



SUPPL

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a copy of each of the following:

1. Form 52-109F2 – Certification of Interim Filings During Transition Period – CEO;

2. Form 52-109F2 – Certification of Interim Filings During Transition Period – CFO;

3. Interim Financial Statements for the Period Ended March 31, 2005; and

4. Management's Discussion and Analysis for the Period Ended March 31, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

PROCESSED
MAY 2 4 2005
THOMSON
FINANCIAL

G:\058383\0007\Letter to Sec and Exch Comm 02.doc

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP



Keith A. Greenfield

\lr
Enclosures

cc: Peter Scott
Rock Energy Inc.

File No. 82-34785



FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, Allen J. Bey, President and Chief Executive Officer of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 11, 2005

(signed) "Allen J. Bey"

Allen J. Bey
President and
Chief Executive Officer

Suite 1750 Watermark Tower
530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8
Main: (403) **218-4380** Fax: (403) **234-0598**

File No. 82-34785



FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, Peter D. Scott, Vice President, Finance and Chief Financial Officer of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 11, 2005

(signed) "Peter D. Scott"

Peter D. Scott
Vice President, Finance and
Chief Financial Officer

Suite 1750 Watermark Tower
530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8
Main: (403) **218-4380** Fax: (403) **234-0598**

File No. 82-34785


ROCK ENERGY INC.

Interim Results for the Period Ended March 31, 2005

CORPORATE SUMMARY

FINANCIAL	**Three months ended March 31, 2005**	Three months ended March 31, 2004
Oil and gas revenue	**$1,159,224**	$666,797
Cash flow from operations [(1)]	**$392,392**	$300,578
Per share – basic	**$0.04**	$0.04
– diluted	**$0.04**	$0.03
Net income	**$51,064**	$158,282
Per share – basic	**$0.01**	$0.02
– diluted	**$0.01**	$0.02
Capital expenditures, net	**$2,138,251**	$318,888
	As at March 31, 2005	As at December 31, 2004
Working capital	**$10,297,127**	$12,042,986
Common shares outstanding	**9,259,453**	8,993,152
Options outstanding	**532,387**	418,848

OPERATIONS	**Three months ended March 31, 2005**	Three months ended March 31, 2004
Average daily production		
Crude oil and NGLs (bbls/d)	**176**	101
Natural gas (mcf/d)	**795**	507
Barrels of oil equivalent (boe/d)	**309**	186
Average product prices		
Crude oil (CDN$/bbl)	**$40.63**	$40.58
NGLs (CDN$/bbl)	**$47.98**	$36.51
Natural gas (CDN$/mcf)	**$6.93**	$6.49
BOEs (CDN$/boe)	**$41.65**	$39.48
Field netback (CDN$/boe)	**$22.43**	$21.76

Note [(1)] *Cash flow from operations and cash flow from operations per share are non GAAP terms that represent cash* generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable with the calculation of similar measures for other companies. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

I am pleased to present the financial and operating results for Rock Energy Inc. for the quarter ended March 31, 2005.

During the quarter we completed and tied-in the wells drilled in the last quarter of 2004, continued to add to our undeveloped land base, identified our 2005 drilling targets in our Plains core area and announced on March 14, 2005 acquisitions of six private companies and eight partnerships (referred to as ELM/Optimum/Qwest). As a result of our completion and tie-in work in the quarter 4 (4.0 net) heavy oil wells came on production in February 2005 and 1 (1.0 net) gas well came on stream late in March 2005. We continue to be active at land sales and our undeveloped acreage grew to 13,500 net acres. During 2005 we expect to continue to build our land base but will begin to add land in the new core areas of west central Alberta and northeast BC that we will establish in conjunction with closing of the ELM/Optimum/Qwest acquisitions. Our 2005 drilling program in the Plains core area has been firmed up with seismic activity during the quarter and we expect to drill 15 (15.0 net) wells following spring break-up.

The ELM/Optimum/Qwest transactions will provide a foundation of growth for Rock. These assets represent non-operated interests in 65 different properties across the basin however the properties due tend to be clustered in west central Alberta and northeast BC. Working interests in the properties vary from 5% to 85% with an average of 28%. These transactions were planned to close on two separate dates and the first series of transactions, representing approximately 27% of the value, closed on April 7, 2005. The remainder of the transactions are anticipated to close in early June 2005. We have agreed to pay for the acquisitions by issuing 10.3 million shares and $25.3 million in cash (subject to closing adjustments). The transactions utilize Rock's assets of existing cash and tax pools and are expected to be accretive in 2005 more than doubling cash flow per share, tripling production and quadrupling reserves. Following closing of all the transactions we intend to rationalize the properties to increase our working interests in our core areas and over time begin to operate a greater percentage of our asset base. These acquisitions provide us with a base of production, cash flow and opportunity from which to grow our company.

Operationally, average production has grown from 201 boe/d from the fourth quarter of 2004 to 309 boe/d this quarter as result of the new heavy oil and gas wells in the Plains area coming on production. Overall our production mix for the quarter is 43% gas, 30% light oil and liquids and 27% heavy oil. Once the ELM/Optimum/Qwest acquisitions close we expect our gas weighting to increase to average 70% during the year as these assets are approximately 90% gas weighted.

Financially, cash flow from operations of $0.4 million ($0.04 per basic and fully diluted share) improved from year ago levels and was essentially flat to the preceding quarter ended December 31, 2004. Higher production levels primarily offset by lower interest income due to lower cash balances have contributed to the changes. Net income of $50,000 ($0.01 per basic and fully diluted share) decreased from year ago levels and the preceding quarter primarily due to higher depletion and depreciation costs associated with a higher level of capital spending. Product prices continued to be strong and our sales price realizations are up 5% to year ago levels but down about 11% to the fourth quarter of 2004 due to our new heavy oil component. Capital expenditures exceeded $2 million for the quarter and are expected to grow as our 2005 drilling program commences and we close all the ELM/Optimum/Qwest acquisitions. At the quarter end, the balance sheet remained strong with $10.3 million of positive working capital, however as we close the acquisitions and continue our internal capital program we will draw against our bank operating line, which will be set at $25 million once all the acquisitions are closed. Based on our current 2005 capital program we expect year end debt levels to be $16.5 million.

With the closings of the ELM/Optimum/Qwest transactions we are strengthening our team and pleased to have recently hired Scott Wilhelm (Senior Engineer), James Elliott (Financial Reporting Manager) and Jan Rintoul (Engineering Administration). James is replacing Adeline Roth who has left Rock to pursue a more senior financial role and we wish her the best of luck and thank her for her contribution.

Through 2005 we will continue to build our grass roots efforts and look forward to assimilating the ELM/Optimum/Qwest assets. We expect to commence our Plains core area drilling program following break-up and become proactive with the new acquired assets. The ELM/Optimum/Qwest acquisition, along with our grass roots efforts, are expected to bring Rock's 2005 exit production rate to range from approximately 2,700 to 2,900 boe/d, and provide a foundation from which to grow our company into 2006.

On behalf of the Board of Directors,



Allen J. Bey, *President and CEO*
May 11, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have a high working interest in the majority of its production base.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

While there is greater competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing, the Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated May 11, 2005 and is management's assessment of Rock Energy Inc.'s historical and operating results, together with future prospects, and should be read in conjunction with the unaudited consolidated financial statements of Rock Energy Inc. for the three months ended March 31, 2005 and the consolidated financial statements for the fiscal year-ended December 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the fiscal year-ended December 31, 2004.

Basis of Presentation

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by GAAP. Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel ("bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Production

Production	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Gas (mcf/d)	795	507	57%
Oil (bbl/d)	71	85	(16)%
Heavy Oil (bbl/d)	82	-	N.A.
NGL (bbl/d)	23	16	44%
boe/d (6:1)	309	186	66%

For the quarter ended March 31, 2005 boe production increased by 66% over the equivalent quarter in 2004 primarily as a result of heavy oil and gas additions during the quarter from the Plains core area. At our Medicine River property, production has remained flat quarter over quarter as increased gas production has offset oil declines. Production levels are expected to increase during the year based on our grass roots activities and the ELM/Optimum/Qwest acquisitions (see Liquidity and Capital Resources below).

Product Prices

Realized Product Prices	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Gas ($/mcf)	6.95	6.49	7%
Oil ($/bbl)	58.89	40.58	45%
Heavy Oil ($/bbl)	24.91	-	N.A.
NGL ($/bbl)	47.98	36.51	31%
boe (6:1)	41.65	39.48	5%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	6.42	5.65	14%
Gas – AECO C Daily Spot ($/mcf)	6.89	6.41	7%
Oil – WTI Cushing (US$/bbl)	49.84	35.14	42%
Oil – Edmonton light ($/bbl)	61.45	45.60	35%
Heavy Oil – Llyodminster blend ($/bbl)	37.13	33.03	12%
US$/Cdn$ exchange rate	0.815	0.759	7%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Oil and Gas Revenue	$1,159,224	$666,797	74%
Other Income	$33,747	$154,006	(78)%

Increased production primarily resulted in an increase to oil and gas revenue for the quarter ended March 31, 2005 in comparison to the prior year periods.

Other income decreased 78% over the same quarter of 2004 as a result of lower cash balances from previous financings being invested. Interest income is expected to be negligible for the rest of the year as the Company's capital program is expected to be in excess of cash generated from operations.

Royalties

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Royalties	$270,802	$188,367	44%
As percentage of oil and gas revenue	23.4%	28.2%	(17)%
Per boe (6:1)	$9.73	$11.16	(13)%

Royalties for the quarter ended March 31, 2005 are higher on an absolute basis in comparison to the same period of 2004, mainly as a result of higher production partially offset by an overall lower rate. On a per boe and percentage of revenue basis, rates are lower for the first quarter of 2005 versus 2004 as the new heavy oil production is at an overall lower royalty rate.

Operating Expense

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Operating expense	$264,262	$110,715	127%
Per boe (6:1)	$9.49	$6.56	45%

Operating expenses have increased over the same quarter ended March 31, 2004 due to higher production and relatively higher costs related to the start up of heavy oil operations in the quarter. Costs on heavy oil operations are expected to decrease in the coming quarters as overall sand production decreases. Transportation costs of $13,155 or $0.48 per boe have been included in operating expenses. Transportation costs were not applicable for the quarter ended March 31, 2004 due to marketing arrangements in place at that time.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Gross	$436,044	$352,918	24%
Per boe (6:1)	$15.67	$20.90	(25)%
Capitalized	$162,326	$141,897	14%
Per boe (6:1)	$5.83	$8.40	(31)%
Net	$273,718	$211,021	30%
Per boe (6:1)	$9.83	$12.50	(21)%

G&A expenses increased on an absolute basis due to higher staffing levels and office costs partially offset by the absence of year end reporting costs but have dropped on a per boe basis with higher production. The Company capitalizes certain G&A expenses based on personal involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses are expected to rise on an absolute basis in the future as additional staff has been hired but should drop on a per boe basis with production increases from grass roots activities and the ELM/Optimum/Qwest acquisitions (see Liquidity and Capital Resources below).

Interest Expense

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Interest expense (recovery)	$nil	$10,032	N.A.
Per boe (6:1)	$nil	$0.59	N.A.

Interest in the quarter ended March 31, 2004 was recorded in conjunction with flow through share issues. All flow through share obligations have been renounced as of the first quarter of 2005. In the future the Company will incur interest expense as a result of borrowings from its bank operating line.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
D&D expense	$294,241	$91,957	220%
Per boe (6:1)	$10.57	$5.45	94%
Accretion expense	5,528	4,049	37%
Per boe (6:1)	$0.20	$0.24	(17)%

The depletion and depreciation expense and boe rate for the quarter ended March 31, 2005 were higher compared to the same quarter in 2004 due to a higher capital base.

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. No new obligations were added or reduced during the quarter.

Income Tax

One of the Company's subsidiaries received an income tax recovery of $8,167 as a result of actual tax expense for a prior period being less than the installment paid.

Cash flow from Operations and Net Income

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Cash flow from Operations	$392,392	$300,578	31%
Per boe (6:1)	$14.10	$17.76	(21)%
Per share - basic	$0.04	$0.04	nil
- diluted	$0.04	$0.03	33%
Net Income	$51,100	$158,282	(68)%
Per boe (6:1)	$1.84	$9.35	(80)%
Per share - basic	$0.01	$0.02	(50)%
- diluted	$0.01	$0.02	(50)%
Weighted Average Shares	9,259,453	4,790,196	93%
Outstanding - diluted	9,333,067	4,842,848	93%

Per share amounts have been restated for the March 31, 2004 period to include the effect of the 30 for 1 share consolidation that occurred in February 2004. Weighted average per share amounts increased for the quarter ended March 31, 2005 due to the acquisition of Rock Energy Ltd. in January 2004 and the equity issue completed in October 2004.

Cash flow from operations improved over the prior year quarter due to higher production levels and prices primarily offset by lower interest income and higher operating expenses. Net income decreased over the prior year quarter primarily due to higher depletion and depreciation charges.

Capital Expenditures

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Land	$545,021	$41,209	1,223%
Seismic	453,378	212,556	113%
Drilling and completion	155,226	(77,364)	N.A.
Capitalized G&A	162,326	141,897	14%
Total exploration and production	$1,315,951	$318,298	313%
Facilities	809,901	$nil	N.A.
Total operations	$2,125,852	$318,298	568%
Office equipment	12,398	590	2,001%
Total	$2,138,250	$318,888	571%

Capital expenditures for the quarter ended March 31, 2005 reflect the Company's continued efforts to build our grass roots program. The undeveloped land base continued to grow to approximately 13,500 net acres at quarter end, the majority of which is located in our Plains core area. Seismic activity in the quarter has firmed up drilling locations for our 2005 program which will commence after spring break-up. Facility expenditures result from wells drilled in the fourth quarter of 2004 brought onto production in this quarter. The Company's current capital budget for 2005 is $16 million (excluding the cost of acquisitions), which includes $11 million of spending on existing operations and $5 million of spending on the properties to be acquired in the ELM/Optimum/Qwest transactions (see Liquidity and Capital Resources below).

Liquidity and Capital Resources

Our net working capital position as at March 31, 2005 totaled $10.3 million ($12.0 million at December 31, 2004), consisting mostly of term deposits or cash and a $5 million refundable deposit associated with the ELM/Optimum/Qwest transactions (see below). The decrease from December 31, 2004 levels primarily reflects the capital expenditures for the period. Rock had no debt at March 31, 2005 ($nil at December 31, 2004), other than trade payables of $1.2 million ($2.2 million at December 31, 2004).

The Company announced on March 14, 2005, it has agreed to acquire non-operated petroleum and natural gas properties from 14 different entities (referred to as ELM/Optimum/Qwest) for aggregate consideration of 10.3 million shares and $25.4 million in two series of closings. In aggregate, the properties are currently expected to produce 1,250 boe/day and produce 2,000 boe/day in December 2005, following identified capital spending of $5 million. The reserves were evaluated by Gilbert Laustsen Jung Associates Ltd. effective January 1, 2005, totaling 2.899 million boe on a proved basis and 4.058 million boe on a proved plus probable basis. Included in the acquisitions are approximately 19,600 net (72,000 gross) acres of undeveloped land and seismic data. Rock intends to rationalize the working interests in these properties through acquisitions, divestitures and swapping of interests whereby Rock will have higher working interests in the remaining properties and ultimately work towards operating these properties. Through the rationalization process, Rock plans to establish two new core areas in west central Alberta and northeast British Columbia along with the Company's existing Plains core area.

The Company closed the first series of transactions on April 7, 2005 constituting approximately 27% of the value for 3.1 million shares and $4.6 million in cash. The cash was funded from existing balances. The second series of transactions is anticipated to close in early June 2005. The Company expects to finance the remainder of the cash purchase price through a new operating loan facility (described below) and existing working capital. Following closing of all the transactions Rock expects to have $14.5 million of total debt against a credit facility of $25 million.

The Company's existing 2005 capital spending program of $11 million plus the additional $5 million of 2005 capital spending currently identified on the acquired properties will be funded through cash flow and the operating loan facility. At the end of 2005 the Company expects to have total debt of $16.5 million based on these capital spending plans.

The Company entered into a demand operating loan facility with a Canadian chartered bank on April 7, 2005. The facility is subject to the bank's valuation of the Company's oil and gas assets and the initial credit available is $25 million subject to closing of the ELM/Optimum/Qwest transactions. Based on the April 7, 2005 closings the Company has $12.5 million of the facility available. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company and its subsidiaries and a general security agreement. The next schedule review date of the facility is September 30, 2005. As at May 11, 2005 approximately $0.3 million was outstanding under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarters ended September 30 and June 30, 2004, all previous quarterly information is that for Rock Energy Ltd. which commenced oil and gas operations January 2003.

	3 Months Ended 03/31/05 (unaudited)	3 Months Ended 12/31/04 (unaudited)	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)	3 Months Ended 06/30/03 (unaudited)
Production (boe/d)	309	201	165	171	186	192	174	155
Oil and gas revenues	$1,159,224	$863,290	$653,422	$661,851	$666,707	$613,277	$564,491	$524,146
Price realizations ($/boe)	$41.65	$46.48	$42.90	$42.54	$39.48	$34.78	$35.25	$37.13
Royalties ($/boe)	$9.73	$3.73	$14.70	$11.08	$11.16	$8.36	$9.81	$7.54
Operating expense ($/boe)	$9.49	$7.59	$9.15	$7.67	$6.56	$5.24	$7.91	$8.56
Field netback ($/boe)	$22.43	$34.27	$19.05	$23.79	$21.76	$21.18	$17.53	$21.03
Net G&A expense	$273,718	$361,173	$226,623	$160,375	$211,021	$145,888	$190,526	$175,093
Stock-based compensation	$41,523	$58,279	$50,708	$46,294	$46,295	$ nil	$ nil	$ nil
Cash flow from operations	$392,392	$404,397	$236,672	$276,367	$301,161	$105,465	$88,383	$111,324
Per share - basic	$0.04	$0.04	$0.03	$0.03	$0.04	$0.03	$0.03	$0.04
- diluted	$0.04	$0.04	$0.03	$0.03	$0.03	$0.03	$0.03	$0.04
Net income	$51,100	$182,577	$85,047	$145,120	$158,282	$23,380	$12,178	$57,807
Per share - basic	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01	$0.00	$0.02
- diluted	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01	$0.00	$0.02
Capital expenditures	$2,138,251	$3,852,222	$1,062,525	$1,018,682	$318,888	$192,625	$386,392	$125,874

	As at 03/31/05	As at 12/31/04	As at 09/30/04	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03	As at 06/30/03
Working capital ($000)	$10,297	$12,043	$14,497	$15,323	$16,065	$2,881	$2,377	$2,675

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

The Company signed a two year office lease that expires on October 31, 2006. Under the lease the Company is committed to future payments of approximately $0.25 million.

Outstanding Share Data

Subsequent to March 31, 2005 the Company issued 81,000 stock options and 33,000 options were cancelled. At the date of this report there are 9,259,453 common shares outstanding and 580,387 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

March 31, 2005 and 2004

	March 31, 2005 (unaudited)	December 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	**$5,363,910**	$8,631,810
Accounts receivable	**958,460**	484,714
Refundable deposit	**5,000,000**	5,000,000
Prepaids	**170,990**	119,154
	11,493,360	14,235,678
Property, plant and equipment	**11,588,805**	9,450,555
Accumulated depletion and depreciation	**(975,466)**	(681,225)
	10,613,339	8,769,330
Goodwill	**1,328,720**	2,051,967
	$23,435,419	$25,056,975
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$1,196,232**	$2,192,692
Asset retirement obligation (note 2)	**505,784**	500,256
Shareholders' Equity:		
Share capital (note 1)	**20,552,380**	21,275,627
Contributed surplus (note 1)	**243,100**	201,577
Retained earnings	**937,923**	886,823
	21,733,403	22,364,027
Subsequent Events (note 4)		
	$23,435,419	$25,056,975

See accompanying notes to consolidated financial statements.

Approved by the Board:





Stuart G. Clark
Director

Allen J. Bey
Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings
(unaudited)

	Three months ended March 31, 2005	Three months ended March 31, 2004
Revenues		
Oil and gas revenue	**$1,159,224**	$666,707
Royalties, net of ARTC	**(270,802)**	(188,367)
Other income	**33,783**	154,006
	922,205	$632,346
Expenses:		
General and administrative	**273,718**	211,021
Operating	**264,262**	110,715
Interest (recovery)	**-**	10,032
Stock based compensation	**41,523**	46,296
Depletion, depreciation and accretion	**299,769**	96,006
	879,272	474,070
Income before income taxes	**42,933**	158,276
Income taxes		
Current (recovery) (note3)	**(8,167)**	-
Net Income for the period	**51,100**	158,276
Retained earnings, beginning of period	**886,823**	315,803
Retained earnings, end of period	**$937,923**	$474,079
Basic and diluted earnings per share (note 1)	**$0.01**	$0.01

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31, 2005	Three months ended March 31, 2004
Cash provided by (used in):		
Operating:		
Net income for the period	**$51,100**	$158,276
Add: Non-cash items:		
Depletion, depreciation and accretion	**299,769**	91,957
Stock-based compensation	**41,523**	46,296
	392,392	300,578
Changes in non-cash working capital	**(1,232,042)**	231,539
	(839,650)	532,117
Financing:		
Issuance of common shares	**-**	14,136,868
Shareholder loan	**-**	(250,000)
Changes in non-cash working capital	**-**	(750,000)
	-	13,136,868
Investing:		
Property, plant and equipment	**(2,138,250)**	(318,888)
Changes in non-cash working capital	**(290,000)**	-
	(2,428,250)	(318,888)
Increase/(decrease) in cash and cash equivalents	**(3,267,900)**	13,350,097
Cash and cash equivalents, beginning of period	**8,631,810**	2,943,376
Cash and cash equivalents, end of period	**$5,363,910**	$16,293,473
Interest and cash taxes paid and received:		
Interest paid	**$ -**	$ 10,032
Interest received	**33,783**	154,006
Cash taxes paid	**-**	-
Cash taxes received	**$ 8,167**	$ -

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements
For the Period Ended March 31, 2005

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended December 31, 2004. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended December 31, 2004.

1. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares Issued:

Common shares of Rock	Number	Consideration
Issued and outstanding on December 31, 2004	9,259,453	$21,275,627
Future tax effect of flow-through share renouncements		(723,247)
Issued and outstanding on March 31, 2005	9,259,453	$20,552,380

As of December 31, 2004 Rock had fulfilled the required drilling and exploration activities pursuant to the flow through share commitments and renounced all expenditures in February 2005.

Per share amounts:

The per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average shares outstanding of the three month period ended March 31, 2005 was 9,259,453 (March 31, 2004 - 4,790,196).

In computing the diluted per share amount for the three month period ended March 31, 2005, 73,614 shares (52,652 as at March 31, 2004) were added to the weighted average number of shares outstanding during the three months ended March 31, 2005 for the dilutive effect of employee stock options.

Stock options:

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. As at March 31, 2005 and December 31, 2004, the Company had 532,387 options outstanding under the Plan with a weighted average exercise price of $3.49 per share. Weighted average life of the options as at March 31, 2005 was 2 years.

Contributed Surplus:

The contributed surplus as at March 31, 2005 of $243,100 increased $41,523 for stock based compensation charges during the quarter.

2. Asset Retirement Obligation

The asset retirement obligation result from net ownership interests in petroleum and natural gas assets including well sights, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at March 31, 2005 at approximately $744,000. (December 31, 2004 - $744,000) A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligation.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	March 31, 2005	December 31, 2004
Opening balance	$500,256	$282,090
Liabilities incurred during period	Nil	203,260
Accretion	5,528	14,906
Closing balance	$505,784	$500,256

3. Income Taxes

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 37.62% (March 31, 2004: 38.12%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	March 31, 2005	March 31, 2004
Net income before taxes	$42,933	$158,276
Statutory income tax rate	37.62%	38.12%
Expected income taxes	16,151	60,335
Add (deduct):		
Stock-based compensation	15,621	17,648
Non-deductible crown charges	57,330	23,937
Resource allowance	(36,416)	(10,884)
Change in valuation allowance	(52,686)	(91,036)
Provision for income taxes	Nil	Nil
Current tax recovery of prior period	(8,167)	Nil
Provision for income taxes	$(8,167)	$Nil

4. Subsequent Events

On March 14, 2005 the Company agreed to acquire in two separate closings form 14 different entities petroleum and natural gas properties for aggregate consideration of 10.3 million shares and $25.4 million. On April 7, 2005 the Company closed the first series of transactions and issued 3.1 million shares and paid $4.6 million. The second series of closings are anticipated to close in early June 2005. Funds for these transactions will come from the operating line facility described below and the refundable deposit.

On April 7, 2005 the Company entered into a demand operating facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The current limit under the facility is $12.5 million which will increase to $25 million once the second series of asset acquisition transactions close, which are currently anticipated to close in early June 2005. The facility is secured by a first ranking floating charge on all real property of the Company and its subsidiaries and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The next schedule review date of the facility is September 30, 2005.

Corporate Information

BOARD OF DIRECTORS
Stuart G. Clark
Chairman of the Board
Independent Businessman

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Matthew J. Brister
President and Chief Executive Officer
Storm Ventures International Inc.
Calgary, Alberta

Peter V. Malowany
Vice President
Morgas Ltd.
Calgary, Alberta

James K. Wilson
Vice President, Finance and Chief Financial Officer
Grizzly Resources Ltd.
Calgary, Alberta

OFFICERS
Allen J. Bey
President and Chief Executive Officer

A.C. (Sandy) Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE
Suite 1750 Watermark Tower
530 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 218-4380
Fax: (403) 234-0598
e-mail:info@rockenergy.ca

AUDITORS
KPMG LLP

BANK
Royal Bank of Canada

ENGINEERING CONSULTANT
Gilbert Laustsen Jung Associates Ltd.

SOLICITORS
Burnet Duckworth & Palmer LLP

STOCK EXCHANGE LISTING
TSX
Stock Symbol: RE

REGISTRAR & TRANSFER AGENT
Computershare Trust Company
Suite 600 530 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800

WEBSITE
www.rockenergy.ca

rockenergy INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and have a high working interest in the majority of its production base.

Rock evaluates its performance based on net income, operating netback, cash flow from operations and finding and development costs. Cash flow from operations is used by the Company to analyze operations, performance, leverage and liquidity. Operating netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

While there is greater competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing, the Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated May 11, 2005 and is management's assessment of Rock Energy Inc.'s historical and operating results, together with future prospects, and should be read in conjunction with the unaudited consolidated financial statements of Rock Energy Inc. for the three months ended March 31, 2005 and the consolidated financial statements for the fiscal year-ended December 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the fiscal year-ended December 31, 2004.

Basis of Presentation

Financial measures referred to in this discussion, such as cash flow from operations and cash flow from operations per share, are not prescribed by GAAP. Cash flow from operations is a key measure that demonstrates the ability to generate cash to fund expenditures. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash flow from operations per share is calculated using the same share basis which is used in the determination of net income per share.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel ("bbl") is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting natural gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Production

Production	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Gas (mcf/d)	795	507	57%
Oil (bbl/d)	71	85	(16)%
Heavy Oil (bbl/d)	82	-	N.A.
NGL (bbl/d)	23	16	44%
boe/d (6:1)	309	186	66%

For the quarter ended March 31, 2005 boe production increased by 66% over the equivalent quarter in 2004 primarily as a result of heavy oil and gas additions during the quarter from the Plains core area. At our Medicine River property, production has remained flat quarter over quarter as increased gas production has offset oil declines. Production levels are expected to increase during the year based on our grass roots activities and the ELM/Optimum/Qwest acquisitions (see Liquidity and Capital Resources below).

Product Prices

Realized Product Prices	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Gas ($/mcf)	6.95	6.49	7%
Oil ($/bbl)	58.89	40.58	45%
Heavy Oil ($/bbl)	24.91	-	N.A.
NGL ($/bbl)	47.98	36.51	31%
boe (6:1)	41.65	39.48	5%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	6.42	5.65	14%
Gas – AECO C Daily Spot ($/mcf)	6.89	6.41	7%
Oil – WTI Cushing (US$/bbl)	49.84	35.14	42%
Oil – Edmonton light ($/bbl)	61.45	45.60	35%
Heavy Oil – Llyodminster blend ($/bbl)	37.13	33.03	12%
US$/Cdn$ exchange rate	0.815	0.759	7%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Oil and Gas Revenue	$1,159,224	$666,797	74%
Other Income	$33,747	$154,006	(78)%

Increased production primarily resulted in an increase to oil and gas revenue for the quarter ended March 31, 2005 in comparison to the prior year periods.

Other income decreased 78% over the same quarter of 2004 as a result of lower cash balances from previous financings being invested. Interest income is expected to be negligible for the rest of the year as the Company's capital program is expected to be in excess of cash generated from operations.

Royalties

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Royalties	$270,802	$188,367	44%
As percentage of oil and gas revenue	23.4%	28.2%	(17)%
Per boe (6:1)	$9.73	$11.16	(13)%

Royalties for the quarter ended March 31, 2005 are higher on an absolute basis in comparison to the same period of 2004, mainly as a result of higher production partially offset by an overall lower rate. On a per boe and percentage of revenue basis, rates are lower for the first quarter of 2005 versus 2004 as the new heavy oil production is at an overall lower royalty rate.

Operating Expense

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Operating expense	$264,262	$110,715	127%
Per boe (6:1)	$9.49	$6.56	45%

Operating expenses have increased over the same quarter ended March 31, 2004 due to higher production and relatively higher costs related to the start up of heavy oil operations in the quarter. Costs on heavy oil operations are expected to decrease in the coming quarters as overall sand production decreases. Transportation costs of $13,155 or $0.48 per boe have been included in operating expenses. Transportation costs were not applicable for the quarter ended March 31, 2004 due to marketing arrangements in place at that time.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Gross	$436,044	$352,918	24%
Per boe (6:1)	$15.67	$20.90	(25)%
Capitalized	$162,326	$141,897	14%
Per boe (6:1)	$5.83	$8.40	(31)%
Net	$273,718	$211,021	30%
Per boe (6:1)	$9.83	$12.50	(21)%

G&A expenses increased on an absolute basis due to higher staffing levels and office costs partially offset by the absence of year end reporting costs but have dropped on a per boe basis with higher production. The Company capitalizes certain G&A expenses based on personal involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses are expected to rise on an absolute basis in the future as additional staff has been hired but should drop on a per boe basis with production increases from grass roots activities and the ELM/Optimum/Qwest acquisitions (see Liquidity and Capital Resources below).

Interest Expense

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Interest expense (recovery)	$nil	$10,032	N.A.
Per boe (6:1)	$nil	$0.59	N.A.

Interest in the quarter ended March 31, 2004 was recorded in conjunction with flow through share issues. All flow through share obligations have been renounced as of the first quarter of 2005. In the future the Company will incur interest expense as a result of borrowings from its bank operating line.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
D&D expense	$294,241	$91,957	220%
Per boe (6:1)	$10.57	$5.45	94%
Accretion expense	5,528	4,049	37%
Per boe (6:1)	$0.20	$0.24	(17)%

The depletion and depreciation expense and boe rate for the quarter ended March 31, 2005 were higher compared to the same quarter in 2004 due to a higher capital base.

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. No new obligations were added or reduced during the quarter.

Income Tax

One of the Company's subsidiaries received an income tax recovery of $8,167 as a result of actual tax expense for a prior period being less than the installment paid.

Cash flow from Operations and Net Income

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Cash flow from Operations	$392,392	$300,578	31%
Per boe (6:1)	$14.10	$17.76	(21)%
Per share - basic	$0.04	$0.04	nil
- diluted	$0.04	$0.03	33%
Net Income	$51,100	$158,282	(68)%
Per boe (6:1)	$1.84	$9.35	(80)%
Per share - basic	$0.01	$0.02	(50)%
- diluted	$0.01	$0.02	(50)%
Weighted Average Shares	9,259,453	4,790,196	93%
Outstanding - diluted	9,333,067	4,842,848	93%

Per share amounts have been restated for the March 31, 2004 period to include the effect of the 30 for 1 share consolidation that occurred in February 2004. Weighted average per share amounts increased for the quarter ended March 31, 2005 due to the acquisition of Rock Energy Ltd. in January 2004 and the equity issue completed in October 2004.

Cash flow from operations improved over the prior year quarter due to higher production levels and prices primarily offset by lower interest income and higher operating expenses. Net income decreased over the prior year quarter primarily due to higher depletion and depreciation charges.

Capital Expenditures

	3 Months Ended 03/31/05	3 Months Ended 03/31/04	Quarterly Change
Land	$545,021	$41,209	1,223%
Seismic	453,378	212,556	113%
Drilling and completion	155,226	(77,364)	N.A.
Capitalized G&A	162,326	141,897	14%
Total exploration and production	$1,315,951	$318,298	313%
Facilities	809,901	$nil	N.A.
Total operations	$2,125,852	$318,298	568%
Office equipment	12,398	590	2,001%
Total	$2,138,250	$318,888	571%

Capital expenditures for the quarter ended March 31, 2005 reflect the Company's continued efforts to build our grass roots program. The undeveloped land base continued to grow to approximately 13,500 net acres at quarter end, the majority of which is located in our Plains core area. Seismic activity in the quarter has firmed up drilling locations for our 2005 program which will commence after spring break-up. Facility expenditures result from wells drilled in the fourth quarter of 2004 brought onto production in this quarter. The Company's current capital budget for 2005 is $16 million (excluding the cost of acquisitions), which includes $11 million of spending on existing operations and $5 million of spending on the properties to be acquired in the ELM/Optimum/Qwest transactions (see Liquidity and Capital Resources below).

Liquidity and Capital Resources

Our net working capital position as at March 31, 2005 totaled $10.3 million ($12.0 million at December 31, 2004), consisting mostly of term deposits or cash and a $5 million refundable deposit associated with the ELM/Optimum/Qwest transactions (see below). The decrease from December 31, 2004 levels primarily reflects the capital expenditures for the period. Rock had no debt at March 31, 2005 ($nil at December 31, 2004), other than trade payables of $1.2 million ($2.2 million at December 31, 2004).

The Company announced on March 14, 2005, it has agreed to acquire non-operated petroleum and natural gas properties from 14 different entities (referred to as ELM/Optimum/Qwest) for aggregate consideration of 10.3 million shares and $25.4 million in two series of closings. In aggregate, the properties are currently expected to produce 1,250 boe/day and produce 2,000 boe/day in December 2005, following identified capital spending of $5 million. The reserves were evaluated by Gilbert Laustsen Jung Associates Ltd. effective January 1, 2005, totaling 2.899 million boe on a proved basis and 4.058 million boe on a proved plus probable basis. Included in the acquisitions are approximately 19,600 net (72,000 gross) acres of undeveloped land and seismic data. Rock intends to rationalize the working interests in these properties through acquisitions, divestitures and swapping of interests whereby Rock will have higher working interests in the remaining properties and ultimately work towards operating these properties. Through the rationalization process, Rock plans to establish two new core areas in west central Alberta and northeast British Columbia along with the Company's existing Plains core area.

The Company closed the first series of transactions on April 7, 2005 constituting approximately 27% of the value for 3.1 million shares and $4.6 million in cash. The cash was funded from existing balances. The second series of transactions is anticipated to close in early June 2005. The Company expects to finance the remainder of the cash purchase price through a new operating loan facility (described below) and existing working capital. Following closing of all the transactions Rock expects to have $14.5 million of total debt against a credit facility of $25 million.

The Company's existing 2005 capital spending program of $11 million plus the additional $5 million of 2005 capital spending currently identified on the acquired properties will be funded through cash flow and the operating loan facility. At the end of 2005 the Company expects to have total debt of $16.5 million based on these capital spending plans.

The Company entered into a demand operating loan facility with a Canadian chartered bank on April 7, 2005. The facility is subject to the bank's valuation of the Company's oil and gas assets and the initial credit available is $25 million subject to closing of the ELM/Optimum/Qwest transactions. Based on the April 7, 2005 closings the Company has $12.5 million of the facility available. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company and its subsidiaries and a general security agreement. The next schedule review date of the facility is September 30, 2005. As at May 11, 2005 approximately $0.3 million was outstanding under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarters ended September 30 and June 30, 2004, all previous quarterly information is that for Rock Energy Ltd. which commenced oil and gas operations January 2003.

	3 Months Ended 03/31/05 (unaudited)	3 Months Ended 12/31/04 (unaudited)	3 Months Ended 09/30/04 (unaudited)	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)	3 Months Ended 06/30/03 (unaudited)
Production (boe/d)	309	201	165	171	186	192	174	155
Oil and gas revenues	$1,159,224	$863,290	$653,422	$661,851	$666,707	$613,277	$564,491	$524,146
Price realizations ($/boe)	$41.65	$46.48	$42.90	$42.54	$39.48	$34.78	$35.25	$37.13
Royalties ($/boe)	$9.73	$3.73	$14.70	$11.08	$11.16	$8.36	$9.81	$7.54
Operating expense ($/boe)	$9.49	$7.59	$9.15	$7.67	$6.56	$5.24	$7.91	$8.56
Field netback ($/boe)	$22.43	$34.27	$19.05	$23.79	$21.76	$21.18	$17.53	$21.03
Net G&A expense	$273,718	$361,173	$226,623	$160,375	$211,021	$145,888	$190,526	$175,093
Stock-based compensation	$41,523	$58,279	$50,708	$46,294	$46,295	$ nil	$ nil	$ nil
Cash flow from operations	$392,392	$404,397	$236,672	$276,367	$301,161	$105,465	$88,383	$111,324
Per share - basic	$0.04	$0.04	$0.03	$0.03	$0.04	$0.03	$0.03	$0.04
- diluted	$0.04	$0.04	$0.03	$0.03	$0.03	$0.03	$0.03	$0.04
Net income	$51,100	$182,577	$85,047	$145,120	$158,282	$23,380	$12,178	$57,807
Per share - basic	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01	$0.00	$0.02
- diluted	$0.01	$0.02	$0.01	$0.02	$0.02	$0.01	$0.00	$0.02
Capital expenditures	$2,138,251	$3,852,222	$1,062,525	$1,018,682	$318,888	$192,625	$386,392	$125,874

	As at 03/31/05	As at 12/31/04	As at 09/30/04	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03	As at 06/30/03
Working capital ($000)	$10,297	$12,043	$14,497	$15,323	$16,065	$2,881	$2,377	$2,675

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Obligations

The Company signed a two year office lease that expires on October 31, 2006. Under the lease the Company is committed to future payments of approximately $0.25 million.

Outstanding Share Data

Subsequent to March 31, 2005 the Company issued 81,000 stock options and 33,000 options were cancelled. At the date of this report there are 9,259,453 common shares outstanding and 580,387 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

March 31, 2005 and 2004

	March 31, 2005 (unaudited)	December 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	**$5,363,910**	$8,631,810
Accounts receivable	**958,460**	484,714
Refundable deposit	**5,000,000**	5,000,000
Prepaids	**170,990**	119,154
	11,493,360	14,235,678
Property, plant and equipment	**11,588,805**	9,450,555
Accumulated depletion and depreciation	**(975,466)**	(681,225)
	10,613,339	8,769,330
Goodwill	**1,328,720**	2,051,967
	$23,435,419	$25,056,975
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$1,196,232**	$2,192,692
Asset retirement obligation (note 2)	**505,784**	500,256
Shareholders' Equity:		
Share capital (note 1)	**20,552,380**	21,275,627
Contributed surplus (note 1)	**243,100**	201,577
Retained earnings	**937,923**	886,823
	21,733,403	22,364,027
Subsequent Events (note 4)		
	$23,435,419	$25,056,975

See accompanying notes to consolidated financial statements.

Approved by the Board:




Stuart G. Clark
Director

Allen J. Bey
Director